Commission File Number 001-31914

Exhibit 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CONNECTED TRANSACTION IN RELATION TO ACQUISITION OF PROPERTY

Reference is made to the announcement of the Company dated 26 October 2017 in relation to the proposed acquisition by Tianjin Branch of the Company and Tianjin Branch of CLP&C of properties located at the business center district in Tianjin, the PRC.

On 18 March 2018, Tianjin Branch of the Company entered into the Sale and Purchase Agreement with Tiantai Property, pursuant to which Tianjin Branch of the Company agreed to acquire the Property from Tiantai Property at a consideration of RMB1,912,088,604. Tianjin Branch of the Company intends to use part of the Property as its office premises and part of it for leasing purpose. Tianjin Branch of CLP&C will separately enter into an agreement with Tiantai Property in respect of its property acquisition.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. CLP&C, held as to 60% by CLIC and 40% by the Company, is an associate of CLIC, and is therefore also a connected person of the Company. As Tianjin Branch of CLP&C also intended to acquire properties as its office premises, Tianjin Branch of the Company and Tianjin Branch of CLP&C jointly negotiated with Tiantai Property in respect of their respective property acquisitions, and managed to acquire their respective properties located at the same building from Tiantai Property. Given the above joint arrangement between Tianjin Branch of the Company and Tianjin Branch of CLP&C, the Transaction may be deemed as a connected transaction of the Company under Chapter 14A of the Listing Rules. As one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements, but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Commission File Number 001-31914

BACKGROUND

Reference is made to the announcement of the Company dated 26 October 2017 in relation to the proposed acquisition by Tianjin Branch of the Company and Tianjin Branch of CLP&C of properties located at the business center district in Tianjin, the PRC.

On 18 March 2018, Tianjin Branch of the Company entered into the Sale and Purchase Agreement with Tiantai Property, pursuant to which Tianjin Branch of the Company agreed to acquire the Property from Tiantai Property at a consideration of RMB1,912,088,604. Tianjin Branch of the Company intends to use part of the Property as its office premises and part of it for leasing purpose. Tianjin Branch of CLP&C will separately enter into an agreement with Tiantai Property in respect of its property acquisition.

PRINCIPAL TERMS OF THE TRANSACTION

Parties

•	Tianjin Branch of the Company (as the purchaser)

•	Tiantai Property (as the seller)

The Property

The Property is located at 7-25 floors and 31-47 floors, Office Tower, No. 38 Qufu Road, Heping District, Tianjin, the PRC, with a gross floor area of 72,855.08 square meters, for office use. In addition, Tianjin Branch of the Company will have the right to use, free of charge, 48-55 floors (with a gross floor area of 4,158.62 square meters) and 826 parking spaces below the ground.

Consideration and Payment

The consideration of the Transaction is RMB1,912,088,604, which was calculated based on the price of approximately RMB26,245 per square meter and the gross floor area of the Property. In determining the consideration of the Transaction, the parties have made reference to the valuation conducted by an independent professional valuer in respect of the market value of the Property as at 19 July 2017 (i.e. RMB26,436 per square meter) and the transaction price of similar properties in the market, and have taken into account the Company’s right to use, free of charge, the areas above the ground from 48 to 55 floors and the parking spaces below the ground.

The consideration of the Transaction shall be paid by Tianjin Branch of the Company in cash by instalments as follows:

•	First instalment: Tianjin Branch of the Company shall pay 60% of the consideration to Tiantai Property within 20 business days from the execution of the Sale and Purchase Agreement; and

•	Second instalment: Tianjin Branch of the Company shall pay 40% of the consideration to Tiantai Property within 30 business days from the date on which the ownership certificate in respect of the Property is obtained by Tianjin Branch of the Company.

Commission File Number 001-31914

The consideration of the Transaction will be funded by the internal resources of the Company.

Handover

Tiantai Property shall hand over the Property to Tianjin Branch of the Company within 60 days of its receipt of the first instalment from Tianjin Branch of the Company. Tiantai Property shall assist Tianjin Branch of the Company in completing the registration of ownership of the Property within 90 days from the execution of the Sale and Purchase Agreement.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Transaction can satisfy the demand of Tianjin Branch of the Company for office premises and resolve its long-standing issue of insufficient office space. Moreover, the Property is located at the business center vigorously developed in Tianjin, with good access to transportation, close proximity to administrative authorities at the municipal level and financial institutions, as well as well-established and quality auxiliary facilities, all of which are favourable for attracting high-end tenants.

The Directors (including the independent non-executive Directors) are of the view that the Transaction is conducted by the Company in its ordinary and usual course of business, on normal commercial terms, is fair and reasonable and in the interests of the Company and its shareholders as a whole.

As Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Wang Sidong*, Mr. Liu Huimin and Mr. Yin Zhaojun may be regarded as having an interest in the Transaction, they have abstained from voting on the resolution in respect of the Transaction at the meeting of the Board.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. CLP&C, held as to 60% by CLIC and 40% by the Company, is an associate of CLIC, and is therefore also a connected person of the Company. As Tianjin Branch of CLP&C also intended to acquire properties as its office premises, Tianjin Branch of the Company and Tianjin Branch of CLP&C jointly negotiated with Tiantai Property in respect of their respective property acquisitions, and managed to acquire their respective properties located at the same building from Tiantai Property. Given the above joint arrangement between Tianjin Branch of the Company and Tianjin Branch of CLP&C, the Transaction may be deemed as a connected transaction of the Company under Chapter 14A of the Listing Rules. As one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements, but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

*	Mr. Wang Sidong was a Director of the Company at the time when the Board approved the Transaction, and resigned as a Director of the Company with effect from 12 January 2018.

Commission File Number 001-31914

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, re-insurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sale of securities investment funds, and other businesses permitted by the CIRC.

CLP&C is principally engaged in insurance business and its scope of business includes: property and casualty insurance, liability insurance, credit and guarantee insurance, short-term health insurance and accident insurance, re-insurance in connection with the above insurance businesses, insurance fund application business permitted under the PRC laws and regulations and other businesses approved by the CIRC.

Tiantai Property is a state-owned enterprise established in November 2009. It is principally engaged in the development and construction of properties in the area of Tai’an Road, Tianjin in accordance with the work arrangements of Tianjin government.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“associate”	has the meaning given to it under the Listing Rules

“Board”	the board of Directors of the Company

“CIRC”	China Insurance Regulatory Commission

“CLIC”	中國人壽保險（集團）公司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company holding approximately 68.37% of the issued share capital of the Company

“CLP&C”	中國人壽財產保險股份有限公司 (China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC, and a non-wholly owned subsidiary of CLIC owned as to 60% by CLIC and 40% by the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

Commission File Number 001-31914

“Directors”	the directors of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“Property”	the property located at 7-25 floors and 31-47 floors, Office Tower, No. 38 Qufu Road, Heping District, Tianjin, the PRC

“RMB”	Renminbi, the lawful currency of the PRC

“Sale and Purchase Agreement”	the Agreement for the Sale and Purchase of Commodity Housing in Tianjin (《天津市商品房買賣合同》) dated 18 March 2018 entered into between Tianjin Branch of the Company and Tiantai Property “Stock Exchange” The Stock Exchange of Hong Kong Limited

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Tiantai Property”	天津市天泰置業發展有限公司 (Tianjin Tiantai Property Development Co., Ltd.), a company incorporated under the laws of the PRC with limited liability, the beneficial owners of which are third parties independent of the Company and its connected persons

“Transaction”	the acquisition of the Property by Tianjin Branch of the Company from Tiantai Property pursuant to the Sale and Purchase Agreement

By Order of the Board

China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 18 March 2018

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng

Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie